UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

EMRISE Corporation

(Name of Issuer)

Common Stock, par value $0.0033 per share

(Title of Class of Securities)

29246J101

(CUSIP Number)

November 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29246J101	13G	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Private Equity Management Group LLC 68-0520830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,909,090 (1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,909,090 (1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,090 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (2)
12	TYPE OF REPORTING PERSON* OO

(1)	Consists of warrants to purchase an aggregate of 2,909,090 shares of Common Stock (“Warrants”).

(2)	Based upon 38,254,250 shares of Common Stock outstanding as of November 9, 2007, as reported on the Issuer’s Form 10-Q filed with the Securities & Exchange Commission on November 13, 2007, and assuming the exercise in full of all Warrants.

Item 1.(a)	Name of Issuer:

EMRISE Corporation

(b)	Address of Issuer’s Principal Executive Offices:

9485 Haven Avenue

Suite 100

Rancho Cucamonga, California 91730

Item 2.(a)	Name of Person Filing:

The Reporting Person is Private Equity Management Group LLC. Additionally, information is included herein with respect to Danny Pang, Robert Anderson, Wilbur Quon, Todd Gillespie, Peter Paul Mendel, Lian-Hung Chan, Yuan-Feng Sandra Chang and Anthony Bufinsky (collectively, the “LLC Members”), each of whom is a member of the Reporting Person.

(b)	Address of Principal Business Office or, if none, Residence:

One Park Plaza

Suite 550

Irvine, CA 92614-2594

(c)	Citizenship:

Nevada.

(d)	Title of Class of Securities:

Warrants to purchase shares of Common Stock (the “Warrants”)

(e)	CUSIP Number:

29246J101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount beneficially owned: Private Equity Management Group LLC is deemed to be the beneficial owner of an aggregate of 2,909,090 shares of Common Stock upon exercise of the Warrants. The LLC Members, as members of the Reporting Person, acting by majority in membership interests may be deemed to have the power to vote or direct the vote, and the power to dispose or to direct the disposition of, an aggregate 2,909,090 shares of Common Stock upon exercise of the Warrants.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 herein (including the LLC Members, either individually or collectively) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Percent of class: 7.1%, based upon 38,254,250 shares of Common Stock outstanding as of November 9, 2007, as reported on the Issuer’s Form 10-Q filed with the Securities & Exchange Commission on November 13, 2007, and assuming the exercise in full of all Warrants.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,909,090 (See Item 4(a))

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,909,090 (See Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008

Private Equity Management Group, LLC

By:	/s/ Robert J. Anderson
Name: Robert J. Anderson
Title: Co-President and Chief Operating Officer

By:	/s/ Wilbur Quon
Name: Wilbur Quon
Title: Chief Financial Officer